UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 1-6948

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SPX CORPORATION*

(Exact name of registrant as specified in its charter)

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6325 Ardrey Kell Road, Suite 400

Charlotte, NC 28277

Tel: (980) 474-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of SPX Corporation*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of SPX Technologies, Inc.*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On August 15, 2022, SPX Corporation (“SPX”) implemented a holding company reorganization (the “Holding Company Reorganization”) pursuant to the Agreement and Plan of Merger, dated as of August 11, 2022, by and among SPX, SPX Technologies, Inc. (the “Company”) and SPX Merger, LLC, a newly-formed Delaware limited liability company (“Merger Sub”). Pursuant to the Holding Company Reorganization, SPX merged with and into Merger Sub, a direct, wholly owned subsidiary of the Company and an indirect, wholly owned subsidiary of SPX, with Merger Sub surviving as a direct, wholly owned subsidiary of the Company. The Holding Company Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of SPX under the Exchange Act and does not affect the reporting obligations of the Company, which is the successor to SPX under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, SPX Technologies, Inc., as successor registrant to SPX Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    August 25, 2022

SPX TECHNOLOGIES, INC. (in its capacity as successor registrant to SPX Corporation)

By:	/s/ John W. Nurkin
Name:	John W. Nurkin
Title:	Vice President, General Counsel and Secretary